As filed with the Securities and Exchange Commission on November 6, 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9F
Solicitation/Recommendation Statement Pursuant to Section 14(d)4 of the
Securities Exchange Act of 1934 and Rules 14d-1(b) and 14e-2(c) Thereunder

FORDING INC.

(Name of Subject Company)

N/A

(Translation of Subject Company’s name into English (if applicable))

CANADA

(Jurisdiction of Subject Company’s Incorporation or Organization)

FORDING INC.

(Name(s) of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

345426 10 0

(CUSIP Number of Class of Securities (if applicable))

with copy to:
James F. Jones Fording Inc. Suite 1000, 205-9th Avenue SE Calgary, Alberta Canada T2G 0R4 Telephone 403.260.9800	Jon M. Gregg Sidley Austin Brown & Wood 10 South Dearborn Street Chicago, Illinois 60601 Telephone 312.853.7000

(Name, address (including zip code) and telephone number (including area code) of the person authorized to receive notices and communications on behalf of the person filing the statement)

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Fording Directors’ Circular, dated November 6, 2002 is attached as Exhibit 1 hereto.

Item 2.	Informational Legends

See “Notice to Non-Canadian Residents” on the outside front cover of the Directors’ Circular.

Part II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

(1)	A Press Release from Fording dated November 6, 2002 is attached as Exhibit 2 hereto.

(2)	Not applicable

(3)	Not applicable

Part III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2.	Consent to Service of Process

(a)	At the time of filing this Schedule, the person so filing have filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

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Part IV
SIGNATURES

By signing this Schedule, the person signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2002	FORDING INC.

By: /s/ James Frederick Jones

James Frederick Jones Corporate Secretary

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